EX-99.h.5

PENN CAPITAL FUNDS TRUST (THE “TRUST”)

SHAREHOLDER SERVICING PLAN

WHEREAS, the Trust, a Delaware statutory trust, is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended; and

WHEREAS, the Trust is authorized (i) to issue shares in separate series, with the shares of each such series representing the interests in a separate portfolio of securities and other assets, and (ii) to divide the shares within each such series into two or more classes; and

WHEREAS, the Trust desires to compensate parties for providing the services described herein to shareholders (the “Shareholders”) who from time to time beneficially own Investor Class and Institutional Class shares of beneficial interest (“Shares”) of the series of the Trust identified on Schedule A as may be amended from time to time (each, a “Fund” and collectively, the “Funds”).

NOW, THEREFORE, the Board of Trustees of the Trust (the “Board” or “Trustees”) hereby adopts this shareholder servicing plan (the “Plan”) on behalf of the Funds on the following terms and conditions:

SHAREHOLDER SERVICING ACTIVITIES.  Subject to the supervision of the Board, the Trust may engage, directly or indirectly, in financing any activities relating to shareholder account administrative and servicing functions, including, without limitation, making payments for one or more of the following activities:  (a) establishing and maintaining accounts and records relating to Shareholders who invest in Shares of the Funds; (b) aggregating and processing orders involving the Shares of the Funds and related payments; (c) maintaining and operating websites or other systems through which Shareholders access the Funds and receive related services; (d) processing dividend and other distribution payments from a Fund on behalf of Shareholders; (e) providing information to Shareholders as to their ownership of Fund shares or about other aspects of the operations of the Funds; (f) preparing tax reports or forms on behalf of Shareholders; (g) facilitating the transmission of proxy statements, annual and semiannual reports, prospectuses (including summary prospectuses) and other communications from the Funds to Shareholders; (h) assisting Shareholders in changing the Funds’ records as to their addresses, dividend options, account registrations or other data; (i) providing sub-accounting with respect to shares beneficially owned by Shareholders, or the information to a Fund necessary for sub-accounting; (j) responding to Shareholder inquiries relating to the services performed and other matters pertaining to the Funds; (k) providing Shareholders with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions; (l) receiving, tabulating and transmitting to the Funds proxies executed with respect to special meetings of Shareholders of the Funds; (m) assisting in responding to regulatory inquiries regarding Shareholders and the Funds; and (n) providing such other related services as the Trust or customers of the intermediary may reasonably request.

The Trust is authorized to engage in the activities listed above either directly or through other persons with which the Trust has entered into agreements pursuant to the Plan.

MAXIMUM EXPENDITURES.  The expenditures to be made by any class of Shares pursuant to this Plan and the basis upon which payment of such expenditures will be made shall be determined from time to time by the Trustees, but in no event may such expenditures exceed the following: (i) with respect to the Shares of any class, an annual rate of 0.15% of the average daily value of net assets represented by such Shares, and (ii) with respect to the Shares of any class subsequently established by the Trust and made subject to this Plan, the annual rate as agreed upon and specified in an addendum hereto.

PAYMENTS.  Pursuant to this Plan, the Trust may make periodic payments at the annual rate provided for in the related agreement with respect to the Shares of each class.  The servicing expenses of a particular class will be borne solely by that class and no series will use fees charged to one class within a series to support the servicing relating to any other class within that series or any other series.

TERM AND TERMINATION.

Effectiveness.  This Plan shall not take effect with respect to any class of Shares of the Trust until it has been approved by vote of the majority of the Trustees.

Continuation.  This Plan shall continue in effect with respect to any class of Shares of the Trust provided the continuation shall have been approved annually by vote of the majority of the Trustees.

Amendment.  This Plan may be amended at any time by the vote of a majority of the Trustees.

Termination.  This Plan may be terminated at any time with respect to a particular class of Shares by the vote of a majority of the Trustees.

QUARTERLY REPORTS.  An officer of the Trust shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

RECORDKEEPING.  The Trust shall preserve copies of this Plan for a period of not less than six years from the date of this Plan and the related agreements or such reports, as the case may be, the first two years in an easily accessible place.

Dated:  November [__], 2015

SCHEDULE A

PENN Capital Small/Mid Cap Equity Fund
PENN Capital Small Cap Equity Fund
PENN Capital High Yield Fund
PENN Capital Senior Floating Rate Income Fund